SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)1

Active Power, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00504W 10 0 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 00504W100

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph F. Pinkerton, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 5,075,698 6. Shared Voting Power 465,597 7. Sole Dispositive Power 5,075,698 8. Shared Dispositive Power 465,597

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,541,295

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer

Active Power, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

2128 W. Braker Lane, BK12 Austin, TX 78758

Item 2.	(a)	Name of Person Filing

Joseph F. Pinkerton, III

	(b)	Address of Principal Business Offices or, if none, Residence c/o Active Power, Inc. 2128 W. Braker Lane, BK12 Austin, TX 78758

	(c)	Citizenship

USA

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

00504W 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. This statement on Schedule 13G is not being filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c).

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

As of December 31, 2003, Joseph F. Pinkerton, III is the record owner of 4,262,101 shares of Common Stock and is deemed to beneficially own an additional 348,000 shares of Common Stock which he may acquire through the exercise of stock options. He may also be deemed to beneficially own an additional 931,194 shares of Common Stock, of which 215,597 shares are held of record by a Grantor Retained Annuity Trust for the benefit of Mr. Pinkerton’s minor children and an additional 250,000 shares are held of record by a Grantor Retained Annuity Trust for the benefit of Mr. Pinkerton’s minor children, and for which Mr. Pinkerton is the trustee for both trusts, and 215,597 shares are held of record by a Grantor Retained Annuity Trust for the benefit of Mr. Pinkerton’s minor children and an additional 250,000 shares are held of record by a Grantor Retained Annuity Trust for the benefit of Mr. Pinkerton’s minor children, and for which Mr. Pinkerton’s wife is the trustee for both trusts. Mr. Pinkerton has the power to vote and dispose of the shares held by the trusts for which he is the trustee and has shared power to vote and dispose of the shares held by the trusts for which his spouse is the trustee. Therefore, Mr. Pinkerton may be deemed to beneficially own an aggregate of 5,541,295 shares of Common Stock as of December 31, 2003.

(b) Percent of class: 13.1%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 5,075,698 .

(ii) Shared power to vote or to direct the vote: 465,597.

(iii) Sole power to dispose or to direct the disposition of: 5,075,698.

(iv) Shared power to dispose or to direct the disposition of: 465,597.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 17, 2004

Date

/s/ Joseph F. Pinkerton, III

Signature

Joseph F. Pinkerton, III

Name/Title

Page 4 of 5 pages

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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